January 18, 2017

Filed pursuant to Rule 433

Registration Statement No. 333-215186

FMS Wertmanagement

Pricing Term Sheet

U.S.$2,000,000,000 1.750% Notes due January 24, 2020

Issuer:	FMS Wertmanagement

Issuer Ratings[1]:	AAA by Standard & Poor’s and Aaa by Moody’s Investors Service

Status of the Notes:	Senior, unsecured, unsubordinated

Currency/Size:	U.S.$2,000,000,000

Pricing:	January 18, 2017

Settlement:	January 25, 2017 (T + 5)

Maturity:	January 24, 2020

Interest Payment Dates:	January 24 and July 24, with the Notes bearing interest from January 25, 2017, with the initial interest payment being made on July 24, 2017.

Coupon:	1.750% per annum, payable semi-annually in arrears, 30/360 unadjusted following

Reoffer Spread vs Midswaps:	MS + 12 bps

Reoffer Spread vs Benchmark:	UST + 34.2 bps

Reoffer Price:	99.910%

Reoffer Yield:	1.781%

[1]

A security rating is not a recommendation to buy, sell or hold securities. Ratings are subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.

Underwriting Commissions:	0.100%

All-in Price:	99.810%

All-in Yield:	1.815%

Net Proceeds to the Issuer:	U.S.$1,996,200,000

Settlement:	DTC (deliverable through Euroclear and Clearstream)

Benchmark:	UST 1.375% due January 15, 2020

Benchmark Yield:	1.439%

Denominations:	U.S.$200,000 and integral multiples of U.S.$1,000 in excess thereof

Joint-Leads:	J.P. Morgan Securities plc Merrill Lynch, Pierce, Fenner & Smith Incorporated Nomura International plc The Toronto-Dominion Bank

Business Days:	New York

Listing:	Expected on Luxembourg Stock Exchange

ISIN / CUSIP:	US30254WAL37 / 30254WAL3

Governing Law:	New York law

The Notes are expected to be listed on the Luxembourg Stock Exchange. Offers and sales in the United States will be made through affiliates of the underwriters that are registered as broker-dealers, acting as U.S. selling agents.

It is expected that delivery of the Notes will occur on or about January 25, 2017, which will be the fifth business day following the initial date of trading of the Notes, such settlement cycle being referred to as “T+5”. Under applicable rules and regulations, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes on the initial trading date of the Notes and the next succeeding business day will be required, by virtue of the fact that the Notes initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of Notes who wish to trade Notes on the initial date of trading of the Notes or the next succeeding business day should consult their own advisor.

The issuer has filed a registration statement (including a preliminary prospectus, which contains information that is not complete and may be changed) with the SEC for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free +1 866 430 0686. The registration statement including the preliminary prospectus may also be accessed through the hyperlink http://www.sec.gov/Archives/edgar/data/1556421/000119312516797847/0001193125-16-797847-index.htm, and the preliminary prospectus supplement may be accessed through the hyperlink http://www.sec.gov/Archives/edgar/data/1556421/000119312517011066/0001193125-17-011066-index.htm . Information found through hyperlinks from the above hyperlink is not part of this pricing term sheet.

ANY DISCLAIMER OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED, SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.